Exhibit 1

                                                         News Release

9 November 2006

RINKER HALF YEAR EPS UP 16% LIKE-FOR-LIKE EPS UP 22%
Second quarter EPS up 14%

All figures are unaudited and reported on an A-IFRS basis 1

Rinker Group Limited (“Rinker”) today announced a net profit after tax (PAT) for the half-year ended 30 September 2006 of US$410 million, up 12% on the previous corresponding period.

Earnings per share (EPS) rose 16% to 45.3 US cents.  Earnings per ADR were US$2.26, also up 16%.

On a like-for-like basis, PAT rose 19% and EPS rose 22%.  This result excludes the US$20 million after tax gain in the previous corresponding half, from the sale of a Las Vegas quarry.

Trading revenue, profit, margins and return on funds employed (ROFE) rose in all major segments of the US subsidiary, Rinker Materials, despite the slowdown in US housing construction.

Other highlights:

•                  Trading revenue rose 12% to US$2,865 million.

•                  Earnings before interest, tax, depreciation and amortisation (EBITDA)2 up 13% to US$760 million.  On a like-for-like basis, EBITDA was up 19%.

•                  Earnings before finance and income tax expense (EBIT)2 was US$649 million, up 15%. Excluding the previous period’s quarry sale gain, EBIT rose 21%.

•                  Group EBITDA margins improved further to 26.5%, from 26.3%, while EBIT margins were 22.7%, up from 22.2%. Margins were up in all US product segments.

•                  Free cash flow3 was US$270 million, down 17%.  This was due to the accelerated payment of over US$80 million in quarterly US federal income tax (which will balance out in the second half).

•                  Return on equity (ROE)4, measured on a 12 month MAT basis, was 35.3%, up from 23.8%. Comparable ROE was 34.6%, up from 23.1%.

•                  Return on funds employed (ROFE)5, measured on a 12 month MAT basis, was 37.1%, up from 33.3%.

Second quarter PAT (for the three months to 30 September) was US$204.6 million, up 11%. EPS was up 14% to 22.6 US cents per share (US$1.13 per ADR). EBIT and EBIT margins improved in all US business segments.

The group’s performance was helped by ongoing price increases across all businesses, coupled with US$43 million in operational improvement and cost savings during the half - reflecting the intensified focus on cost reduction in the wake of the US housing slowdown.  These efforts countered higher costs for power, raw materials and ocean freight.

Chief Executive David Clarke said the result was another improvement in performance for the group, despite the added challenge caused by the housing correction in Rinker’s major US markets.

Rinker Group Limited     ABN 53 003 433 118
Corporate Affairs and Investor Relations
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067
PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Directors declared an interim dividend of 16 Australian cents per ordinary share, or 80 Australian cents per ADR, up 14%.  The dividend is 60% franked and payable on 11 December, with a record date of 24 November.  The unfranked portion of the dividend will again be paid from Rinker’s conduit foreign income — generally enabling dividends to be free of Australian withholding tax for overseas shareholders.

Capital management ratios are strong, after the US$279 million special dividend in July, the US$347 million capital return in August (40 and 50 Australian cents per ordinary share, respectively) and the buyback. Net debt6 was US$1,070 million, up from US$361 million at 31 March 2006. Net debt/EBITDA7 was 0.74 times, leverage/gearing8 (net debt to net debt + equity) was 32.4%, from 11.9% at 31 March 2006. EBIT interest cover9 was 61 times.

Rinker was running well ahead of schedule with its current on-market share buyback, of up to 5% of issued share capital over 12 months.  The buyback commenced on 23 August.  Through 25 October, when the results blackout period commenced, the group invested around US$155 million, buying back 15.1 million or 1.7% of the shares on issue as at 30 June.

Given the current circumstances, directors have temporarily paused the buyback for corporate governance reasons.

Capital expenditure during the half year was US$222 million - US$104 million in operating or stay-in-business capital and US$118 million in development and acquisition capital, including early stages of the US$220 million Florida cement plant, due for completion in 2008.  Expenditure also included work on the new five million tonnes (5.5m tons) p.a. greenfield quarry in Sydney.

Financial results summary for the half year ended 30 September 2006

				ADJUSTED TO COMPARABLE BASIS *
Measure	HYES06	HYES05	Change	HYES06	HYES05	Change
Trading revenue	US$2,865m	US$2,550m	12%	US$2,865m	US$2,550m	12%
EBIT	US$649m	US$567m	15%	US$649m	US$536m	21%
EBITDA	US$760m	US$670m	13%	US$760m	US$640m	19%
PAT	US$410m	US$366m	12%	US$410m	US$346m	19%
EPS	45.3 US cents	39.2 US cents	16%	45.3 US cents	37.0 US cents	22%
Free cash flow	US$270m	US$327m	(17)%	US$270m	US$327m	(17)%
Return on funds employed	37.1%	33.3%	3.8pp	36.4%	32.3%	4.1pp
Return on equity	35.3%	23.8%	11.5pp	34.6%	23.1%	11.5pp

* Excludes US$20m after tax gain in HYES05 from Las Vegas quarry sale

Business results (six months ended 30 September)

Rinker Materials (US) Sales were US$2,268 million, up 15%.  EBIT rose 18% to US$576 million.  EBITDA was up 17% to US$661 million — or up 24% on a comparable basis.  All major segments reported higher revenue and profits, with strong price increases across all products.  Volumes were down, except in asphalt and concrete.

•                 Aggregates EBIT was up 25% to US$161 million.  Volumes declined 4% but the impact was offset by double digit price increases.

•                 Concrete, block & asphalt EBIT was US$228 million, up 26%.  Concrete volumes were up 3% (heritage volumes down 5%) but block volumes declined 11% (heritage down 24%). Strong price increases were recorded in all three products across all geographic regions.

•                 Cement EBIT was US$82 million, up 24%.  Volumes declined marginally but prices rose 13%, helping to offset higher imported cement costs, which are forecast to increase further in 2007.

•                 Concrete pipe EBIT was US$83 million, up 21%.  Volumes fell 3%.  Operational improvement cost savings and higher prices offset higher raw material and power input costs.

•                 Other segment EBIT fell 46% to US$23 million. The prior half included US$31 million EBIT from the Buffalo Road quarry sale in Las Vegas.

US put-in-place construction activity decreased 1.3% during HYES06 relative to HYES05, with residential down 7.0%, commercial (non residential) up 8.5% and non-building/infrastructure up 7.4% (Source: Dodge; actual and forecast data).

Readymix (Australia) Revenue rose 5% to A$790 million.  Despite A$11 million in cost savings during the half, higher costs and inadequate price increases meant EBIT was down 6% to A$105 million.

Concrete prices were up 6% on average.  Concrete pipe and products prices were also up.

Australian put-in-place construction activity rose 6.1% during HYES06 relative to HYES05, with residential down 6.0%, commercial up 7.3% and non-building/infrastructure up 18.4% (Source: ABS actual and BIS Shrapnel forecast data).

Second quarter results (three months ended 30 September)

Profit after tax for the quarter was US$205 million, up 11% on the previous corresponding quarter.  Sales rose 7% to US$1,407 million.  EBIT2 was up 15% to US$326 million and EBITDA2 up 14% to US$382 million.

Rinker Materials revenue was US$1,096 million, up 8%, while EBIT rose 19% to US$287 million and EBITDA was up 18% to US$331 million. Sales and profits improved in all major segments. Double-digit price increases were recorded in all products, except concrete pipe, but volumes were down in all product lines except asphalt.

•      Aggregate revenues rose 10% and EBIT was up 22%. Volumes fell 9%.

•      Cement revenues were up 6% and EBIT was up 22%.  Volumes fell 11%. Lower margin cement imports were cut back.

•      Concrete, block and asphalt revenues rose 8%, with EBIT up 10%, due mainly to higher prices, substantial cost savings and operational improvements. Concrete volumes were down 4% (heritage down 12%)and block volumes fell 23% (heritage down 34%), as housing fell sharply.

•      Concrete pipe revenues were up 5% and EBIT up 26%.  Operational improvement reduced production costs. Volumes were down slightly.

Readymix revenue was A$409 million, up 6%.  EBIT was down 6%, due to higher costs, including diesel fuel, power and raw materials.  Concrete prices rose 6%. Volumes fell slightly.  Higher commercial and infrastructure activity largely offset lower housing activity, except in New South Wales.

Overview

Rinker’s strong regional positions in Florida, Arizona and Nevada continue to underpin group performance, with ongoing price increases in those markets despite volume declines due to the housing slowdown.

Higher non-residential construction and solid infrastructure activity - although still backlogged - are partly offsetting the housing decline.

There is general agreement that a housing inventory overhang exists in Florida, but much uncertainty about how quickly that will be resolved and how long before the recovery will commence.

“Most of our products are used early in the housing construction process, so we have felt the decline in Florida for several months already.  However, given the inventory issue, we expect some further negative impact on volumes for at least the next six months,” said Mr Clarke.

He said the concrete block business would be most affected, since its end market exposure is around 80 per cent to housing. Concrete, aggregate and cement volumes would also be further impacted, depending on the severity and duration of the slowdown, and the extent of offsetting growth in the non-residential and infrastructure segments.

“Whilst the excess housing inventory must be resolved, we believe it is a temporary issue only, which will be followed by a resumption of growth,” he said.  “Most importantly, high population growth, strong employment, low state taxes and warm weather have made Florida, Arizona and Nevada the three leading states in the US for construction activity over several decades and there is no indication of that changing.”

Some commentators blame affordability issues but house prices have risen dramatically across the US and there is still a large price gap between Rinker’s key markets and feeder states like New York and California. The impact of the first baby boomers reaching retirement (age 65) in 2011 has also yet to be felt.

Strategy and response to the housing slowdown

Rinker’s response to the housing slowdown was rapid, with detailed plans to handle a slowdown implemented quickly, particularly in the businesses most affected.

Mr Clarke said a key point was that Rinker aimed to maintain its market share, not volumes.

“We are then managing to those lower activity levels, by cutting costs,” he said.

“Each year, Rinker’s operational improvement plans aim to save the equivalent of inflation. This year, they are being supplemented by additional cost reductions.  In total, we expect to deliver annualised savings of around US$100 million — about double our normal rate.  We are already on track to deliver this.”

Mr Clarke said employment has been reduced by over 900 since March 2006 through attrition and volume related reduction of positions. Other measures include slowing the rate of operational capital expenditures, reducing overtime and operating hours, cutting out shifts, mothballing or closing excess plants, reducing the number of trucks in service and managing inventories and receivables.

Rinker also expected the slowdown to improve the acquisition landscape.

“We are already seeing increased movement in this area and we expect to finalise some smaller acquisitions shortly. Larger acquisitions are subject to more variables and could come at any time.

“Rinker’s strong cash flows and financial position enable us to easily accommodate value-adding acquisitions as they arise,” said Mr Clarke.

“Meanwhile, we are well underway with a major greenfields quarry expansion for Sydney and some additional aggregates prospects for Florida.  The new Florida cement mill is also under construction. These growth projects will enhance earnings and enable us to expand as growth resumes in our key markets.”

Outlook for the second half

Construction activity across the US and Australia is expected to continue at solid levels, with declining residential activity largely offset by stronger non-residential and infrastructure construction.

In Australia, BIS Shrapnel forecasts an increase in total construction activity in the year to March 2007, with engineering or infrastructure up 12.5%, non-residential/commercial up 7.4% and residential down 4.8%.

In the US, for the 2007 calendar year, Dodge is expecting a 0.3% decline in total activity, with housing down 5.4%, non residential up 7.2% and infrastructure up 4.6%.

Across the group, costs continue to rise. In the September 2006 half year, the cost of energy, fuel, cement and ocean freight all rose strongly from a year earlier.  Further increases in the second half should be partly offset by lower oil prices.

Meanwhile, price rises are expected to continue, with most markets posting semi-annual increases. In Arizona, increases of 10% for aggregate and asphalt are being phased in. In Florida, increases are expected in January.  A 12% lift in the cement price has been announced, together with increases of around 8-10% in aggregates. In Australia, Readymix is planning significant increases for April.

“Given the impact of the housing correction to date, and the considerable uncertainty that exists in relation to US housing, we expect to deliver an increase in EPS which will take us to around the bottom end of our guidance range, of 84 to 90 US cents per ordinary share,” said Mr Clarke. “This assumes a further modest deterioration in housing in Florida.”

Rinker is one of the world’s top 10 construction materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  Annual revenue is over US$5.1 billion.  Rinker has over 13,000 employees in over 780 sites across the US, Australia and China.  Around 80% of group revenue comes from the US subsidiary, Rinker Materials Corporation.

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it is filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information.  The Solicitation/Recommendation Statement (if and when it becomes available), and other public filings made from time to time by Rinker with the SEC which are related to the proposed offer by Cemex S.A.B. de C.V. (“Cemex”) (if and when the offer is commenced), are available without charge at the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

This communication contains a number of forward-looking statements based on management’s current expectations and beliefs.  Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the proposed offer by Cemex.  You are cautioned not to place undue reliance on any forward-looking information.  Rinker disclaims any intention or obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

For further information, please contact Debra Stirling on 61 2 9412 6680 or 0419 476 546
(international + 61 419 476 546)

RIN 08-06

1                      All quarterly results are unaudited.

Rinker’s US and Australian subsidiaries each generate virtually all revenue and incur all costs in their local currency. As a result, directors believe their performance is best measured in their local currency.  At the group level, Rinker Materials represents around 80% of group result.  As a result, US$ performance represents the most appropriate measure of Rinker’s performance and value.  Under A-IFRS, Rinker’s selected reporting currency is US$, although Readymix results will continue to be disclosed in both US$ and A$.

2	Reconciliation of EBIT and EBITDA for the half year ended 30 September 2006

EBIT represents profit before finance and income tax expense.
EBITDA represents EBIT before Depreciation and Amortisation (DA).

	6 months YTD
	US$million
	Sept ’06	Sept ’05	Variance
	6 months	6 months	%
Segment Revenue
Aggregate	614	528	16%
Cement	273	233	17%
Concrete, block, asphalt	1,255	1,061	18%
Concrete pipe and products	307	293	5%
Other	201	179	12%
Eliminations	(382)	(319)	n.a.
Rinker Materials	2,268	1,975	15%
Readymix (US$)	597	575	4%
Readymix (A$)	790	756	5%
Consolidated Rinker group	2,865	2,550	12%

Segment EBIT
Aggregate	161.0	129.0	25%
Cement	81.6	66.0	24%
Concrete, block, asphalt	227.6	180.2	26%
Concrete pipe and products	82.6	68.3	21%
Other	23.5	43.5	(46%)
Rinker Materials	576.3	487.0	18%
Readymix (US$)	79.7	85.5	(7%)
Readymix (A$)	105.5	112.3	(6%)
Corporate	(6.5)	(5.6)	(17%)
Consolidated Rinker group	649.5	566.9	15%

Segment DA
Aggregate	31.5	30.2	5%
Cement	7.2	7.2	—
Concrete, block, asphalt	30.8	25.0	23%
Concrete pipe and products	12.4	12.3	—
Other	3.1	2.7	14%
Rinker Materials	85.0	77.4	10%
Readymix (US$)	25.1	25.9	(3%)
Readymix (A$)	33.2	33.9	(2%)
Consolidated Rinker group	110.1	103.3	7%

Segment EBITDA
Aggregate	192.5	159.2	21%
Cement	88.8	73.2	21%
Concrete, block, asphalt	258.4	205.2	26%
Concrete pipe and products	95.0	80.6	18%
Other	26.6	46.2	(42%)
Rinker Materials	661.3	564.4	17%
Readymix (US$)	104.8	111.4	(6%)
Readymix (A$)	138.7	146.2	(5%)
Corporate	(6.5)	(5.6)	(17%)
Consolidated Rinker group	759.6	670.2	13%

Reconciliation of EBIT and EBITDA for the quarter ended 30 September 2006

EBIT represents profit before finance and income tax expense.
EBITDA represents EBIT before Depreciation and Amortisation (DA).

	September Quarter
	US$million
	Sept ’06	Sept ’05	Variance
	Qtr	Qtr	%
Segment Revenue
Aggregate	298	272	10%
Cement	130	122	6%
Concrete, block, asphalt	596	553	8%
Concrete pipe and products	154	148	5%
Other	97	90	8%
Eliminations	(179)	(166)	n.a.
Rinker Materials	1,096	1,019	8%
Readymix (US$)	310	292	6%
Readymix (A$)	409	387	6%
Consolidated Rinker group	1,407	1,311	7%

Segment EBIT
Aggregate	81.6	66.9	22%
Cement	41.9	34.3	22%
Concrete, block, asphalt	109.6	99.9	10%
Concrete pipe and products	42.9	34.1	26%
Other	11.5	6.0	92%
Rinker Materials	287.5	241.2	19%
Readymix (US$)	41.7	44.4	(6%)
Readymix (A$)	55.0	58.8	(6%)
Corporate	(3.6)	(3.2)	(12%)
Consolidated Rinker group	325.7	282.4	15%

Segment DA
Aggregate	16.2	15.4	5%
Cement	3.6	3.8	(6%)
Concrete, block, asphalt	15.8	12.7	24%
Concrete pipe and products	6.2	6.2	(1%)
Other	1.6	1.4	11%
Rinker Materials	43.3	39.5	9%
Readymix (US$)	12.6	12.8	(2%)
Readymix (A$)	16.6	17.0	(2%)
Consolidated Rinker group	55.9	52.4	7%

Segment EBITDA
Aggregate	97.8	82.3	19%
Cement	45.5	38.1	20%
Concrete, block, asphalt	125.4	112.6	11%
Concrete pipe and products	49.1	40.4	22%
Other	13.0	7.4	77%
Rinker Materials	330.8	280.7	18%
Readymix (US$)	54.4	57.3	(5%)
Readymix (A$)	71.6	75.9	(6%)
Corporate	(3.6)	(3.2)	(12%)
Consolidated Rinker group	381.6	334.8	14%

3	Reconciliation of Free Cash Flow

Free Cash Flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment, (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.

	US$million
Half year ended 30 September	2006	2005
Profit before finance and income tax expense	649.5	566.9
Depreciation and amortisation	110.1	103.3
Net income tax (paid)	(220.7)	(113.7)
Change in working capital	(95.0)	(74.1)
(Profit)/loss on asset sales	(2.2)	(34.2)
Interest received	9.4	12.9
Other	(27.0)	7.3
Net Cash from operating activities	424.1	468.4
Operating capital expenditure	(104.1)	(92.5)
Interest paid	(19.9)	(25.6)
Payments for shares held in trust	(29.9)	(22.9)
Free Cash Flow	270.2	327.4

Capital expenditure summary:
Operating capital expenditure	(104.1)	(92.5)
Development capital expenditure	(106.7)	(64.7)
Total purchase of property plant and equipment	(210.8)	(157.2)
Purchase of businesses	(10.9)	(12.7)
Total capital expenditure	(221.7)	(169.9)

	US$million
Quarter ended 30 September	2006	2005
Profit before finance and income tax expense	325.7	282.4
Depreciation and amortisation	55.9	52.4
Net income tax (paid)	(192.0)	(104.7)
Change in working capital	7.2	(14.0)
(Profit)/loss on asset sales	(0.8)	(2.0)
Interest received	4.0	4.9
Other	(3.8)	29.7
Net Cash from operating activities	196.1	248.6
Operating capital expenditure	(59.1)	(50.8)
Interest paid	(14.2)	(20.2)
Payments for shares held in trust	0.3	(22.9)
Free Cash Flow	123.0	154.8

Capital expenditure summary:
Operating capital expenditure	(59.1)	(50.8)
Development capital expenditure	(60.5)	(35.1)
Total purchase of property plant and equipment	(119.6)	(85.9)
Purchase of businesses	(10.2)	(1.2)
Total capital expenditure	(129.9)	(87.1)

4	Reconciliation of Return on Equity (ROE)

Return on Equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by Equity attributable to members of Rinker Group Limited.

	US$ million
As at and year ended 30 September	2006	2005
Net profit attributable to members of Rinker Group Limited	785.1	618.3
Equity attributable to members of Rinker Group Limited	2,225.7	2,595.3
ROE	35.3%	23.8%
Comparable ROE, adjusting for the following:
After tax gain on Las Vegas quarry sale in April 2005	—	(19.9)
After tax gain on sale of Emoleum in February 2006	(15.7)	—
Net profit attributable to members of Rinker Group Limited, excluding the above gains	769.4	598.4
Comparable ROE, excluding the above gains	34.6%	23.1%

5	Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

		Funds			Funds
US$million	EBIT	Employed	ROFE	EBIT	Employed	ROFE
As at and year ended 30 September	2006	2006	2006	2005	2005	2005
Aggregates	294.6	887.2	33.2%	224.5	785.0	28.6%
Cement	158.1	373.6	42.3%	130.9	328.9	39.8%
Concrete, block, asphalt	421.6	962.2	43.8%	303.8	703.4	43.2%
Concrete pipe and products	147.6	330.3	44.7%	105.7	313.2	33.7%
Other	46.4	64.2	n.a.	53.5	41.1	n.a.
Total Rinker Materials	1,068.3	2,617.5	40.8%	818.4	2,171.6	37.7%
Readymix (US$)	173.3	704.0	24.6%	152.6	708.9	21.5%
Readymix (A$)	229.9	940.7	24.4%	199.1	933.6	21.3%
Corporate	(13.4)	(10.1)	n.a.	(12.0)	(2.7)	n.a.
Consolidated Rinker group	1,228.2	3,311.4	37.1%	959.0	2,877.8	33.3%
Comparable ROFE, adjusting for the following:
Gain on Las Vegas quarry sale in April 2005	—	—		(30.5)		—
Gain on sale of Emoleum in February 2006	(21.7)	—			—	—
Consolidated Rinker group, excluding the above gains	1,206.5	3,311.4	36.4%	928.5	2,877.8	32.3%

6	Reconciliation of Net Debt

Net Debt represents current and non-current borrowings less cash and cash equivalents.

	US$ million
	30 Sept	31 March	30 Sept
As at	2006	2006	2005
Current borrowings	9.5	5.4	5.5
Non-current borrowings	1,259.0	645.2	610.0
Less: cash and cash equivalents	(198.4)	(289.1)	(340.8)
Net Debt	1,070.1	361.5	274.7

7	Reconciliation of Net Debt to EBITDA

Net Debt to EBITDA represents Net Debt divided by EBITDA.

	US$million
	30 Sept	30 Sept
As at	2006	2005
Net Debt	1,070.1	274.7
EBITDA (for last 12 months)	1,444.0	1,161.8
Net Debt to EBITDA [times] (for last 12 months)	0.74	0.24

8	Reconciliation of Return on Equity (ROE)

Return on Equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by Equity attributable to members of Rinker Group Limited.

	US$ million
	30 Sept	31 March
As at	2006	2006
Net Debt	1,070.1	361.5
Equity	2,236.5	2,687.3
Gearing/leverage (Net Debt/Equity)	47.8%	13.5%
Gearing/leverage (Net Debt/Net Debt plus Equity)	32.4%	11.9%

9	Reconciliation of EBIT Interest Cover

EBIT interest cover represents 12 months' EBIT divided by net interest expense.
Net interest expense represents 12 months' interest expense less 12 months' interest income.

	US$ million
	30 Sept	30 Sept
Year ended	2006	2005
Interest expense (a)	38.5	43.3
Interest income	(18.5)	(26.0)
Net interest expense	20.0	17.3
EBIT	1,228.2	959.0
EBIT Interest Cover [times]	61.3	55.4

(a)            Interest expense is shown before interest capitalised related to financing major projects constructed for internal use.